UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

United Health Products, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

91059D100

(CUSIP Number)

Douglas K. Beplate, P.O. Box #407, 1777 South Burlington Blvd., Burlington, WA 98233 (702) 682-3039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91059D100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas K. Beplate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (services rendered)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,700,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,700,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,700,000
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

Excludes 18,000,000 shares of common stock that were contributed by the Reporting Person to an Irrevocable Grantor Trust that he formed in 2022 and which is managed by an independent trustee, and where the Reporting Person is not, and by the Trust terms cannot become, a beneficiary. The Reporting Person therefore disclaims any beneficial ownership. Also excludes 12,307 shares of common stock owned by his spouse for which he disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.68%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 91059D100	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock of United Health Products, Inc. (the “Issuer”). The Issuer’s executive office is located at 520 Fellowship Road, Suite #D-406, Mount Laurel, NJ 08054.

Item 2. Identity and Background

(a) Douglas K. Beplate

(b) P.O. Box #407, 1777 South Burlington Blvd., Burlington, WA 98233.

(c) Retired.

(d) Not applicable.

(e) See Appendix 1 for SEC Press Release dated June 8, 2022.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

Services rendered.

Item 4. Purpose of Transactions

(a) - (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule as consideration for services rendered to the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

CUSIP No. 91059D100	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) - (b) As of December 3, 2024, the reporting person beneficially owns 6,700,000 shares of common stock of the issuer, representing 2.68% of the issuer’s outstanding shares of common stock. The reporting person has the sole power to dispose and vote of the 6,700,000 shares of Common Stock owned by him. Also excludes 18,000,000 shares of common stock that were contributed by the Reporting Person to an Irrevocable Grantor Trust that he formed in 2022 and which is managed by an independent trustee, and where the Reporting Person is not, and by the Trust terms cannot become, a beneficiary. The Reporting Person therefore disclaims any beneficial ownership. Also excludes 12,307 shares of common stock owned by his spouse for which he disclaims beneficial ownership.

(c) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits

Not applicable.

CUSIP No. 91059D100	SCHEDULE 13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024	Signature By:	/s/ Douglas K. Beplate
Douglas K. Beplate

Appendix 1

United Health Products, Inc., Douglas Beplate, and Louis Schiliro

SEC Charges Medical Supply Company and Executives for Accounting Fraud and Suspends Audit Professionals for Improper Professional Conduct

Litigation Release No. 25413 / June 8, 2022

Securities and Exchange Commission v. United Health Products, Inc., Douglas Beplate, and Louis Schiliro, No. 1:22-cv-03612 (D.N.J. filed June 8, 2022)

The Securities and Exchange Commission today charged medical supply company United Health Products, Inc., its former CEO and Chairman, Douglas Beplate, and its former COO, Louis Schiliro, with allegedly defrauding investors by materially inflating the company's financial results in its 2017 and 2018 SEC filings.

The SEC's complaint alleges that Beplate and Schiliro engineered two fraudulent sales transactions that they had UHP record and report in UHP's publicly-filed financial statements. As alleged in the complaint, in the first fraudulent sales transaction, in May 2017, Beplate and Schiliro procured a sham purchase order back-dated to March 2017 from a customer for product that was quickly cancelled and UHP never shipped. In the second allegedly fraudulent sale, Beplate and Schiliro orchestrated a purported December 2017 sale of a large amount of product to a customer who had never ordered it. The complaint alleges that Beplate and Schiliro took measures for UHP to report these fraudulent sales as revenue and receivables in UHP's 2017 and 2018 Forms 10-Q and 10-K, including repeatedly lying to and concealing the true facts from UHP's auditors.

The SEC's complaint, filed in the U.S. District Court for the District of New Jersey, charges UHP, Beplate, and Schiliro with directly violating or aiding and abetting violations of the anti-fraud provisions of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, the reporting, books and records, and internal controls provisions of Exchange Act Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) and Rules 12b-20, 13a-1, and 13a-13 thereunder, and as to Beplate and Schiliro, the falsification or circumvention provisions of Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder. The SEC's complaint also charges Beplate and Schiliro with lying to accountants in violation of Exchange Act Rule 13b2-2, and Beplate with violations of the certification provision of Rule 13a-14 and the insider security ownership filing requirements of Section 16(a) of the Exchange Act and Rule 16a-3 thereunder.

Without admitting or denying the complaint's allegations, UHP, Beplate and Schiliro consented to the entry of final judgments, subject to court approval, which would: (i) permanently enjoin each of them from violating the charged provisions; (ii) order civil penalties of $450,000 against UHP, $240,000 against Beplate, and $225,000 against Schiliro; (iii) impose permanent officer-and-director bars against Beplate and Schiliro; and (iv) order Beplate to reimburse UHP $1,010,976.15, representing profits from his sales of UHP stock, pursuant to the clawback provisions of Section 304(a) of the Sarbanes-Oxley Act of 2002.

In separate settled administrative proceedings, the SEC charged Steven Avis, the audit engagement partner, and Steven Hurd, the audit manager, of Haynie & Co., which audited UHP's 2017 financial statements. According to the SEC's order, Avis and Hurd failed to address numerous red flags in connection with UHP's fraudulent sales transactions when they signed off on the 2017 audit, and failed to, among other things, obtain sufficient appropriate audit evidence, exercise due professional care and skepticism, and investigate relevant information after Haynie issued its 2017 audit report.

The SEC's order finds that Avis and Hurd engaged in improper professional conduct within the meaning of Sections 4C(a)(2) and 4C(b)(2)(A) of the Exchange Act and Rules 102(e)(1)(ii) and 102(e)(1)(iv)(B)(1) and (2) of the Commission's Rules of Practice and were a cause of certain violations by UHP of the reporting provisions of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Without admitting or denying the findings, Avis and Hurd agreed to the entry of the order, which suspends them from appearing or practicing before the Commission as an accountant, with permission to apply for reinstatement after three years for Avis and one year for Hurd, imposes a cease-and-desist order against them, and orders Avis to pay a $20,000 civil penalty.

The SEC's investigation was conducted by Teresa A. Rodriguez, Jonathan M. Grant, Kenneth Gottlieb, Nancy A. Brown, Desiree M. Marmita, and Wendy B. Tepperman of the New York Regional Office. The case is being supervised by Lara Shalov Mehraban and Sheldon L. Pollock. The investigative team appreciates the assistance of Margaret Cain of the Office of Market Intelligence.